No. 13/07

IAMGOLD FIRST QUARTER RESULTS RELEASE - MAY 15, 2007

Toronto, Ontario, May 9, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) will release first quarter financial results before the market opens on Tuesday May 15, 2007.

A conference call will be held on Tuesday May 15, 2007 at 11:00 a.m. (EDT) to discuss these results. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-731-6941 or 416-644-3416

A replay of this conference call will be available from 2:00 p.m. May 15 to May 22, 2007. Access this replay by dialing:

North America toll-free: 1-877-289-8525 or 416-640-1917, passcode: 21228175#

A replay will also be available on IAMGOLD’s website.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.